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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Actrade Financial Technologies Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00507P102

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00507P102

1.	Name of Reporting Person: Oak Ridge Investments LLC		I.R.S. Identification Nos. of above persons (entities only): 36-4142388

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IA

2

13G

Item 1.
	(a)	Name of Issuer:
Actrade Financial Technologies Ltd.
	(b)	Address of Issuer's Principal Executive Offices:
7 Penn Plaza Suite 422 New York, New York 10001 USA

Item 2.
	(a)	Name of Person Filing:
Oak Ridge Investments LLC
	(b)	Address of Principal Business Office or, if none, Residence:
10 South LaSalle Street Suite 1050 Chicago, Illinois 60603
	(c)	Citizenship:
Delaware Limited Liability Company
	(d)	Title of Class of Securities:
Common Stock, $0.0001 par value
	(e)	CUSIP Number:
00507P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒ * An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
* Oak Ridge Investments LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

3

13G

Item 4.	Ownership.

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Oak Ridge Investments LLC has been granted discretionary authority over its clients’ securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Oak Ridge Investments LLC may be revoked in whole or in part at any time.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

4

13G

Item 10.	Certification.
By signing below the undersigned hereby (i) certifies that, to the best of the undersigned’s knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Oak Ridge Investments LLC, for its own account).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 10 day of February, 2003.	/s/ SAMUEL WEGBREIT
Samuel Wegbreit
Managing Member, Oak Ridge Investments LLC